                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended December 31, 1999

                       Commission File Number  000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                              Maanasarovar Towers
              271-A, Anna Salai, Teynampet, Chennai 600 018, India
                                (91) 44-435-3221
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20F    X     Form 40F
                                              -------            --------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes         No    X
   -------    --------

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to "we," "us," the "company" or "Satyam Infoway" are to Satyam Infoway Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the principal Indian stock exchanges ("Satyam Computer Services"). "Satyam" is a trademark owned by Satyam Computer Services, which has licensed the use of the "Satyam" trademark to us subject to specified conditions. "Satyam Online," "Satyam:Net" and "satyamonline.com" are trademarks used by us for which we have registration applications pending in India. Each trademark, trade name or service mark of any other company appearing in this Report on Form 6-K ("Quarterly Report") belongs to its holder.

     In this Quarterly Report, all references to "Indian rupees," "rupees" and "Rs." are to the legal currency of India and all references to "U.S. dollars," "dollars" and "$" are to the legal currency of the United States. References to a particular "fiscal" year are to our fiscal year ended March 31 of that year.

     For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on December 31, 1999 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 1999 was Rs.43.51 per $1.00.

     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Solely for your convenience, our financial statements have been translated into U.S. dollars. In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     Information contained in our websites, including our principal website, satyamonline.com, is not part of this Quarterly Report.

Forward-looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS QUARTERLY REPORT.
YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME.

                                   Part I - Financial Information
Item 1. Financial Statements
                                     SATYAM INFOWAY LIMITED
                                  CONSOLIDATED BALANCE SHEETS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                                          ASSETS
                                         -----------------------------------------------------------------------
                                         December 31, 1999   December 31, 1999   March 31, 1999   March 31, 1999
                                         -----------------------------------------------------------------------
                                             Rs.                   US $               Rs.            US $
                                             --                    ----               ---            ---
                                            (unaudited)            (unaudited)
Current assets:
Cash and cash equivalents                   1,717,009,677          39,462,415      125,547,453      2,885,485
Accounts receivable, net of allowances
of Rs.501,839 and Rs 2,420 as of March
31, 1999 and December 31, 1999
respectively                                  151,585,615           3,483,926       45,087,639      1,036,259
Due from officers and employees                 3,419,672              78,595          573,143         13,173
 Inventories                                   14,290,670             328,446        6,758,190        155,325
 Investments                                   13,850,375             318,326                -              -
 Deferred tax assets                            1,460,415              33,565                -              -
 Other current assets                         204,174,566           4,692,589       73,688,213      1,693,593
                                         -----------------------------------------------------------------------
Total current assets                        2,105,790,990          48,397,862      251,654,638      5,783,835
 Plant and equipment--net                     489,730,194          11,255,578      162,833,876      3,742,447
 Intangible asset                           1,718,013,661          39,485,491        8,916,052        204,920
 Deferred taxes                                   333,988               7,676
 Other assets                                  65,689,838           1,509,764       31,483,855        723,600
                                         -----------------------------------------------------------------------
Total assets                                4,379,558,671         100,656,371      454,888,421     10,454,802
                                         -----------------------------------------------------------------------

                                                           LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities:
 Current installments of long-term debt        71,666,666           1,647,131      144,750,000      3,326,821
 Current installments of capital lease
 obligations                                    1,980,863              45,527          596,740         13,715
 Trade accounts payable                       114,027,617           2,620,722       17,275,480        397,046
 Due to parent company                         11,371,201             261,347        3,980,370         91,482
 Accrued expenses                              52,298,381           1,201,985       19,028,671        437,340
 Deferred revenue                             121,402,400           2,790,218       71,506,440      1,643,448
 Taxes payable                                  5,708,350             131,196                               -
 Deferred tax liability                         4,347,397              99,917                               -
 Advances from customers                       12,748,355             292,998       11,747,346        269,992
 Other current liabilities                      5,987,173             137,605        4,476,322        102,880
                                         -----------------------------------------------------------------------
 Total current liabilities                    401,538,403           9,228,646      273,361,369      6,282,724
 Non-current liabilities:

 Long-term debt, excluding current
 installments                                  29,934,395             687,989      113,750,000      2,614,342
 Capital lease obligations, excluding
 current installments                           3,332,986              76,603          159,244          3,660
 Other liabilities                             10,300,000             236,727                -              -
                                         -----------------------------------------------------------------------
 Total liabilities                            445,105,784          10,229,965      387,270,613      8,900,726
                                         -----------------------------------------------------------------------
 Minority interest                              9,202,201             211,496


 Stockholders' equity
 Common stock, Rs 10 par value;
 25,000,000 and 25,000,000 Equity
 Shares authorized as  of  March
 31, 1999 and December 31, 1999; issued
 and outstanding Equity Shares
 15,750,000 and 21,782,250 as of
 March 31, 1999 and December 31, 1999         217,822,500           5,006,263       157,500,000    3,619,858
 Additional paid-in capital                 4,296,361,131          98,744,223       226,636,200    5,208,830
 Accumulated deficit during development
 stage                                                 -                   -                  -            -
 Deferred Compensation - Employee Stock
 offer Plan                                   (72,920,606)         (1,675,950)       (1,581,249)     (36,342)
 Accumulated deficit                         (516,897,057)        (11,879,960)     (314,937,143)  (7,238,270)
 Accumulated other comprehensive income           884,718              20,334                 -            -
                                         ------------------------------------------------------------------------
 Total stockholders' equity                  3,925,250,686         90,214,910        67,617,808    1,554,076
                                         ------------------------------------------------------------------------
                                         ------------------------------------------------------------------------
 Total liabilities and stockholders'
 equity                                      4,379,558,671        100,656,371       454,888,421   10,454,802
                                         ------------------------------------------------------------------------

                 See accompanying notes to financial statements

                             SATYAM INFOWAY LIMITED
                       CONSOLIDATED STATEMENTS OF INCOME
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                 Three months ended December 31,              Nine months ended December 31,
                                            ----------------------------------------------------------------------------------------
                                                1999          1999           1998           1999           1999           1998
                                                Rs.           US $           Rs.             Rs.           US $            Rs.
                                            ------------   -----------   ------------   -------------   -----------   -------------
                                            (unaudited)    (unaudited)   (unaudited)     (unaudited)    (unaudited)    (unaudited)
 Revenues:..............................    184,682,108     4,244,590       22,013,765     392,909,169     9,030,319      57,372,490

 Cost of revenues.......................    (77,685,221)   (1,785,457)   (18,152,244)   (184,795,363)   (4,247,193)    (31,549,258)

                                            ----------------------------------------------------------------------------------------
 Gross profit/(loss)....................    106,996,887     2,459,133      3,861,521     208,113,806     4,783,126      25,823,232
                                            ----------------------------------------------------------------------------------------

 Operating expenses:
 Selling, general and administrative
  expenses..............................    171,158,559     3,933,775     52,473,324     380,365,208     8,742,018     133,653,386
 Amortization of goodwill...............     28,998,120       666,470              -      28,998,120       666,470               -
 Amortization of deferred stock
  compensation expense..................      6,162,079       141,624              -       6,644,118       152,703               -

                                            ----------------------------------------------------------------------------------------
 Total operating expenses...............    206,318,758     4,741,869     52,473,324     416,007,446     9,561,191     133,653,386
                                            ----------------------------------------------------------------------------------------

 Operating Profit / (loss)..............    (99,321,871)   (2,282,736)   (48,611,803)   (207,893,640)   (4,778,065)   (107,830,154)
 Other (expense)/ income, net...........     27,589,206       634,089     (7,537,235)      7,501,249       172,403     (17,602,191)
                                            ----------------------------------------------------------------------------------------
 Profit / (Loss) before taxes...........    (71,732,665)   (1,648,647)   (56,149,038)   (200,392,391)   (4,605,662)   (125,432,345)
 Income taxes...........................       (716,599)      (16,470)             -        (716,599)      (16,470)              -
 Minority Interest......................       (850,924)      (19,557)             -        (850,924)      (19,557)              -
                                            ----------------------------------------------------------------------------------------
 Net loss...............................    (73,300,188)   (1,684,674)   (56,149,038)   (201,959,914)   (4,641,689)   (125,432,345)
                                            ========================================================================================

 Loss per Equity Share..................          (3.55)        (0.08)         (4.65)         (11.61)        (0.27)         (12.45)
                                            ============    ==========    ===========    ============    ==========    ============

 Weighted Equity Shares used in
  computing loss per equity share.......     20,643,962    20,643,962     12,065,427      17,401,245    17,401,245      10,074,768



                                               Year ended March 31,
                                           ---------------------------
                                                1999           1999
                                                 Rs.           US $
                                            -------------   -----------
                                           ---------------------------
   .....................................
 Revenues:..............................     103,343,832     2,375,174
 Cost of revenues.......................     (63,651,265)   (1,462,911)

                                           ---------------------------
 Gross profit/(loss)....................      39,692,567       912,263
                                           ---------------------------

 Operating expenses:
 Selling, general and administrative
  expenses..............................     200,212,761     4,601,534
 Amortisation of goodwill
 Amortisation of deferred stock
  compensation expense..................          68,751         1,580

                                           ---------------------------
 Total operating expenses...............     200,281,512     4,603,114
                                           ---------------------------

 Operating Profit / (loss)..............    (160,588,945)   (3,690,851)
 Other (expense)/ income, net...........     (26,786,720)     (615,645)
                                           ---------------------------
 Profit / (Loss) before taxes...........    (187,375,665)   (4,306,496)
 Income taxes...........................               -             -
 Minority Interest......................               -             -
 Dividend paid..........................               -             -
                                           ---------------------------
 Net loss...............................    (187,375,665)   (4,306,496)
                                           ===========================

 Net loss...............................          (17.31)        (0.40)
                                            ============    ==========

 Weighted Equity Shares used in
  computing loss per equity share.......      10,824,826    10,824,826

                See accompanying notes to financial statements.

                             SATYAM INFOWAY LIMITED

                STATEMENTS OF CONSOLIDATED STOCKHOLDERS EQUITY

    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                                                                                         Deferred
                                                                                                               Other   Compensation-
                                                       Common Stock                           Accumulated      Compre-   Employee
                                                ---------------------------  Additional Paid  deficit during   hensive  Stock offer
                                                     Shares      Par Value      In Capital   development stage Income      plan
                                                ----------------------------------------------------------------------------------
 Balance as of March 31, 1996                            230         2,300             -       (634,213)                      -
 Net loss                                                  -             -             -    (26,336,901)                      -
                                                --------------------------------------------------------------------------------
 Balance as of March 31, 1997                            230         2,300             -    (26,971,114)                      -
 Common stock issued to the parent Company         7,500,000    75,000,000             -              -                       -
 Net loss                                                  -             -             -   (100,590,364)                      -
                                                --------------------------------------------------------------------------------
 Balance as of March 31, 1998                      7,500,230    75,002,300             -   (127,561,478)                      -
 Deficit transfer                                          -             -             -    127,561,478                       -
 Common stock issued to the parent Company         4,879,770    48,797,700    44,986,200              -                       -
 Other issues of common stock                      3,370,000    33,700,000   180,000,000              -                       -
 Net loss                                                  -             -             -              -                       -
 Compensation related to stock option grants               -             -     1,650,000              -              (1,650,000)
 Amortisation of compensation related to stoc                                                                                    k
  option grants                                            -             -             -              -                  68,751
                                                --------------------------------------------------------------------------------
  Balance as of March 31, 1999                    15,750,000   157,500,000   226,636,200              -              (1,581,249)

 Deficit transfer                                          -             -             -                                      -
 Common stock issued to the parent Company           150,000     1,500,000    76,620,000
 Other issues of common stock, net                 5,882,250    58,822,500 3,915,121,456              -                       -
 Net loss                                                  -             -             -              -                       -
 Compensation related to stock option grants               -             -    77,983,475              -             (77,983,475)
 Amortisation of compensation related to stoc                                                                                    k
  option  grants                                           -             -             -              -               6,644,118

 Other comprehensive income                                                                                884,718
                                                --------------------------------------------------------------------------------
 Balance as of December 31, 1999 (unaudited)      21,782,250   217,822,500  4,296,361,131             -    884,718  (72,920,606)

 Balance as of March 31, 1999 (in US$)            15,750,000    3,619,858      5,208,830              -         -      (36,342)

 Balance as of December 31, 1999 (in US$)
  (unaudited)                                     21,782,250     5,006,263     98,744,223             -     20,334  (1,675,950)




                                                                                            Total
                                                              Accumulated                 Stockholders'
                                                                deficit                      Equity
-----------------------------------------------------------------------------------------------------------------
 Balance as of March 31, 1996                                         -                      (631,913)
 Net loss                                                             -                   (26,336,901)
                                                        ---------------------------------------------------------
 Balance as of March 31, 1997                                         -                   (26,968,814)
 Common stock issued to the parent Company                            -                    75,000,000
 Net loss                                                             -                  (100,590,364)
                                                        ---------------------------------------------------------
 Balance as of March 31, 1998                                         -                   (52,559,178)
 Deficit transfer                                          (127,561,478)                            -
 Common stock issued to the parent Company                            -                    93,783,900
 Other issues of common stock                                         -                   213,700,000
 Net loss                                                  (187,375,665)                 (187,375,665)
 Compensation related to stock option grants                          -                             -
 Amortisation of compensation related to stock
  option grants                                                       -                        68,751
                                                        ---------------------------------------------------------
   Balance as of March 31, 1999                             (314,937,143)                  67,617,808

 Deficit transfer                                                     -                             -
 Common stock issued to the parent Company                            -                    78,120,000
 Common stock issued during the period                                -                 3,973,943,956
 Net loss                                                  (201,959,914)                 (201,959,914)
 Compensation related to stock option grants                          -                             -
 Amortisation of compensation related to stock
  option  grants                                                      -                     6,644,118

 Other comprehensive income                                           -                       884,718
                                                         ---------------------------------------------------------
 Balance as of December 31, 1999 (unaudited)               (516,897,057)                3,925,250,686

 Balance as of March 31, 1999 (in US$)                       (7,238,270)                    1,554,075

 Balance as of December 31, 1999 (in US$)
  (unaudited)                                               (11,879,960)                   90,214,909

                                   SATYAM INFOWAY LIMITED
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
         (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                                Nine months ended December 31,                Year ended March 31,
                                                           -------------------------------------------------------------------------
                                                           1999             1999           1998            1999            1999
                                                           -------------------------------------------------------------------------
                                                            Rs.              US$            Rs.             Rs.             US $
                                                           -------------------------------------------------------------------------
                                                           (unaudited)     (unaudited)   (unaudited)
 Net loss                                                 (201,959,914)    (4,641,690)   (125,432,345)   (187,375,665)   (4,306,496)
 Adjustments to reconcile net loss to net cash
   provided by operating activities:
 Depreciation of plant and equipment                        77,381,515      1,778,477      26,726,301      46,714,402     1,073,647
 Amortization of technical knowhow fees                      1,791,473         41,174       1,784,589       2,379,450        54,687
 Amortization of deferred stock compensation expense         6,644,118        152,703               -          68,751         1,580
 Amortization of goodwill                                   28,998,120        666,470               -               -             -
 Profit on sale of investments                                 (99,150)        (2,279)              -               -             -
 Deferred income tax                                           463,998         10,664               -               -             -
 Loss on sale of plant and equipment                                 -              -          37,627          37,627           865
 Minority interest                                             850,924         19,557
 Changes in assets and liabilities:
 Accounts receivable (net)                                (103,614,831)    (2,381,403)    (18,252,158)    (43,142,156)     (991,546)
 Inventories                                                (7,532,480)      (173,121)     (4,411,740)     (6,758,190)     (155,325)
 Other current assets                                     (126,470,405)    (2,906,697)    (34,027,830)    (62,710,053)   (1,441,279)
 Other assets                                              (33,239,653)      (763,954)    (16,172,432)    (21,218,607)     (487,672)
 Due to parent company                                       7,390,831        169,865       1,192,057       1,387,583        31,891
 Accrued expenses                                           33,269,710        764,646       8,152,675      15,343,146       352,635
 Deferred revenue                                           48,475,140      1,114,115      30,851,209      71,506,440     1,643,448
 Trade accounts payable                                     96,752,137      2,223,676       2,292,255       1,804,178        41,466
 Deferred tax liability                                              -              -               -               -             -
 Taxes payable                                                 252,601          5,806               -               -             -
 Advances from customers                                      (376,700)        (8,658)      3,187,960      10,106,054       232,270
 Other current liablities                                    1,120,671         25,757         199,306       1,047,118        24,066
 Dues from officers and employees                           (4,570,841)      (105,053)       (499,054)       (577,841)      (13,281)
 Other liabilities                                          10,300,000        236,727               -               -             -
                                                        ----------------------------------------------------------------------------
 Net cash used in operating activities                    (164,172,736)    (3,773,218)   (124,371,580)   (171,387,763)   (3,939,044)
                                                        ----------------------------------------------------------------------------
 Cash flows from investing activities:
 Expenditure on  plant and equipment                      (403,743,294)    (9,279,322)    (79,945,949)   (146,134,547)   (3,358,643)
 Expenditure on  technical know how                                  -              -               -               -             -
 Purchase consideration for acquisition, net of cash    (1,738,824,930)   (39,963,800)              -               -             -
 acquired
 Proceeds from sale of plant and equipment                           -              -         135,000         135,000         3,103
 Proceeds from sale of investments                             576,800         13,257               -               -             -

                                                        ----------------------------------------------------------------------------
 Net cash used in investing activities                  (2,141,991,424)   (49,229,865)    (79,810,949)   (145,999,547)   (3,355,540)
                                                        ----------------------------------------------------------------------------
 Cash flows from financing activities:
 Principal payments of long-term debt                     (157,833,333)    (3,627,519)              -               -             -
 Proceeds from issuance of long-term debt                       25,718            591     116,500,000     136,000,000     3,137,210
 Principal payments under capital lease obligations          3,370,043         77,454      (1,446,184)    (12,044,704)     (276,826)
 Net proceeds from issuance of common stock              4,052,063,956     93,129,487      97,483,900     307,483,900     7,066,971
 Due to parent company                                               -              -               -       1,083,900        24,912
                                                        ----------------------------------------------------------------------------
 Net cash provided by  financing activities              3,897,626,384     89,580,013     212,537,716     433,023,096     9,952,267
                                                        ----------------------------------------------------------------------------
Net increase in cash and cash equivalents                1,591,462,224     36,576,930       8,355,187     115,635,786     2,657,683
Cash and cash equivalents at the beginning of the year     125,547,453      2,885,485       9,911,667       9,911,667       227,802
                                                        ----------------------------------------------------------------------------
Cash and cash equivalents at the end of the year         1,717,009,677     39,462,415      18,266,854     125,547,453     2,885,485
                                                        ----------------------------------------------------------------------------
Supplementary Information
Cash paid towards interest                                  26,083,111        599,474      10,064,956      27,754,615       637,890

 Supplemental schedule of non cash financing activity
 Additional common stock issued upon conversion of
  amounts payable to parent company                                  -              -               -       1,083,900        24,912
 Capital leases                                              5,699,159        130,985         161,443         161,443         3,710

                See accompanying notes to financial statements.

                             SATYAM INFOWAY LIMITED


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    (Expressed in Indian Rupees, except share data and as otherwise stated) (Information as of December 31, 1999 and for the nine months ended December 31,
                          1998 and 1999 is unaudited)

1.   Summary of Significant Accounting Policies
     ------------------------------------------

(a)  Description of Business
     -----------------------

          Satyam Infoway Limited ("Satyam" or the "Company") was incorporated on December 12, 1995 in Chennai, India with the objective of offering electronic commerce and Internet/intranet based solutions. Headquartered at Chennai, the Company has 34 points of presence throughout the country. Prior to April 1, 1998, the Company was in the development stage and its primary activities included raising capital, developing strategic alliances, developing, deploying and certifying its network, acquiring plant and equipment and other operating assets and identifying markets. As of April 1, 1998, the Company is no longer in the development stage.

          The Company commenced its Internet service operations on November 22, 1998, consequent to the privatization of Internet services by the Government of India.

          The Company is a majority owned subsidiary of Satyam Computer Services Limited ("Satyam Computer Services"). As of December 31, 1999, Satyam Computer Services held approximately 57.5% of the voting control of the Company represented by 12,529,800 Equity Shares of Rs.10 each.

(b)  Basis of Preparation of Financial Statements
     --------------------------------------------

          The accompanying financial statements have been prepared in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 1999 and nine months ended December 31, 1999 have been translated into United States dollars at the noon buying rate in New York City on December 31, 1999 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.43.51. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on December 31, 1999 or at any other date.

          The financial statements of the Company have been consolidated with the accounts of IndiaWorld Communications from December 1, 1999 (see Note
     22). All significant inter-company balances have been eliminated.

(c)  Use of Estimates
     ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)  Cash, Cash Equivalents and Short-term Investments
     -------------------------------------------------

          The Company considers all highly liquid investments with original maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks.

     ------------------------------------------

(e)  Revenue Recognition
     -------------------

          Revenues from corporate network services which include providing e-commerce solutions, electronic data interchange and other network based services are recognized upon actual usage of such services by customers and is based on either the time for which the network is used or the volume of data transferred or both. The Company enters into contracts with its corporate customers for the use of its networks on both a time and usage basis. In accordance with the terms of these contracts, customers are allowed to transmit certain volumes of data free of cost through the Company's networks. No revenues are recognized for such data transfers. Data transfers above the minimum exempt volumes are charged to customers at specified rates. Customers also receive the right to use the Company's networks free of cost for specified periods of time. No revenues are recognized for such exempt periods of time. Network usage over and above the exempt periods of time are billed to customers at agreed rates. The Company recognizes such revenues based on actual usage of the networks by customers both in terms of time and data transferred.

          Revenues from web-site design and development are recognized upon completion of the project once the customer's web links are commissioned and available on the world-wide-web. Revenues from web-site hosting are recognized ratably over the period for which the site is hosted.

          Internet access is sold to customers for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD ROMs are not refundable. The Company recognizes revenue based on usage by the customer over the specified period. At the end of the specified time frame, the remaining unutilized hours, if any, are recognized as revenue. Electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

          Revenues from banner advertisements are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of the period and the collection of the related receivable is probable. Revenues from sponsorship contracts are recognized ratably over the period in which the sponsors' advertisements are displayed provided no significant Company obligations remain at the end of the period and collection of the resulting receivable is probable. Revenues from electronic commerce transactions are recognized when the transaction is completed provided there are no significant remaining Company obligations and collection of the resulting receivable is probable.

          The Company has entered into an agreement with UUNET Technologies Inc. to provide dial up access services through its Internet network. The Company recognizes revenues from this agreement on the basis of usage of its Internet network by UUNET's customers. Revenues from the sale of communication hardware and software required to provide the Company's network based services is recognized when the sale is complete with the passing of title.

(f)  Inventories
     -----------

          Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method for all classes of inventories other than CD ROMs used for Internet service activities for which the weighted average method is used to determine cost.

(g)  Plant and Equipment
     -------------------

          Plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. The estimated useful lives of assets are as follows:

          Plant and machinery.........................   5 years

          Computer equipment..........................   2 years

          Office equipment............................   5 years

          Furniture and fixtures......................   5 years

          Vehicles....................................   5 years

          System software.............................   3 years

          The Company purchases certain application software for internal use. It is estimated that such software has a relatively short useful life, usually less than one year. The Company, therefore, charges to income the cost of acquiring such software, entirely at the time of acquisition. Deposits paid towards the acquisition of plant and equipment outstanding at each balance sheet date and the cost of plant and equipment not put to use before such date are disclosed under Construction-in-progress.

(h)  Intangible Asset
     ----------------

          The Company entered into a five year agreement effective September 1997 with Sterling Commerce International Inc ("Sterling") whereby Sterling agreed to grant the Company certain rights to market, provide, install, facilitate, maintain and support Sterling's proprietary electronic commerce technology. In consideration for granting this proprietary technology, the Company paid Sterling a licensing fee of $300,000, which was capitalized. The Company currently amortizes this fee over five years, this being the initial period over which it is entitled to use the electronic commerce technology. The amortization related to the license is included under "Depreciation and amortization" and is classified in the Income Statement under the caption "Selling, general and administrative expenses."

(i)  Earnings Per Share
     ------------------

          On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

(j)  Income Taxes
     ------------

          Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

(k)  Retirement Benefits to Employees
     --------------------------------

          Provident fund: In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

          Gratuity: In addition to the above benefits, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee's salary and the years of employment with the Company. The Company contributes each year to a gratuity fund maintained by the Life Insurance Corporation of India ("LIC") based upon actuarial valuations. No additional contributions were required to be made by the Company in excess of the unpaid contributions to the plan. The LIC has no recourse to the Company in the event of any shortfall in its obligations to vested employees and is entirely responsible for meeting all unfunded liabilities. Consequently, all additional liabilities that may arise will be borne by the LIC. Further, vested employees do not have any recourse to the Company in the event the LIC does not fulfil its obligations to them. The Company does not carry any pension liability in its financial statements and has no further obligations under the plan beyond its monthly contributions.

(l)  Stock-based Compensation
     ------------------------

          The Company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

(m)  Interim information (unaudited)
     -------------------------------

          Interim information presented in the consolidated financial statements has been prepared by management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, result of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles.

2.   Cash and Cash Equivalents

          The cost and fair values for cash and cash equivalents as of March 31, 1999 and December 31, 1999, are set out below.

                                             March 31,          March 31,         December 31,        December 31,
                                               1999               1999               1999                1999
                                         ----------------   ----------------   -----------------   -----------------
                                               Rs.                US$                Rs.                 US$
                                                                                 (unaudited)         (unaudited)
Cost and fair values
 Cash and cash equivalents                    125,547,453          2,885,485      1,717,009,677          39,462,415

          Cash and cash equivalents include deposits of Rs.7,261,200 (US$166,886) and Rs.7,642,877 (US$175,658) as of March 31, 1999 and
     December 31, 1999, respectively placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by the Company's bankers on the Company's behalf. The Company cannot utilize these amounts until the guarantees are discharged or revoked. Cash and cash equivalents as of March 31, 1999 and December 31, 1999 also include deposits of Rs.115,000,000 (US$2,643,071) and Rs. 1,665,680,000 (US$ 38,282,694)
     placed with banks as short-term deposits.

3.   Inventories

          Inventories consist of the following:

                                    March 31, 1999       March 31,        December 31,              December 31,
                                        1999               1999               1999                      1999
                                 -------------------  --------------  ---------------------    ----------------------
                                          Rs.             US$                  Rs.                       US$
                                                                           (unaudited)               (unaudited)
CD-ROMs                                     120,192          2,762                  826,373                    18,993
Communication hardware                    3,288,496         75,580                9,719,679                   223,390
Application software                      3,349,502         76,983                3,765,897                    86,552
Others                                           --             --                  382,811                     8,798
                                          6,758,190        155,325               14,694,760                   337,733
                                 ------------------------------------------------------------------------------------
Valuation allowance                              --             --                  404,090                     9,288
                                 ------------------------------------------------------------------------------------
                                          6,758,190        155,325               14,290,670                   328,446
                                 ====================================================================================

4.   Other Current Assets
     --------------------

          Other current assets consist of the following:

                                       March 31,          March 31,          December 31,           December 31,
                                          1999               1999                1999                   1999
                                    ----------------   ----------------   --------------------   --------------------
                                          Rs.                US$                  Rs.                    US$
                                                                              (unaudited)            (unaudited)
Withholding taxes                                  -                  -             1,298,291                 29,839
Advance for expenses                       1,617,959             37,186            10,774,657                247,636
Prepaid expenses                          70,329,478          1,616,398           189,012,138              4,344,108
Prepaid telephone rentals                    296,250              6,809               321,750                  7,395
Advance tax payments                         959,516             22,053             2,137,112                 49,118
Due from associate company                   190,104              4,369               276,864                  6,363
Other advances                               294,906              6,778               353,754                  8,130
                                          --------------------------------------------------------------------------
                                          73,688,213          1,693,593           204,174,566              4,692,589
                                          ==========================================================================

          Prepaid expenses consist mainly of the unexpired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, Government of India for use of leased telecommunication lines.

5.   Plant and Equipment
     ----------------------

          Plant and equipment consist of the following:

                                        March 31,           March 31,           December 31,           December 31,
                                          1999                1999                 1999                   1999
                                    -----------------   -----------------   --------------------   --------------------
                                           Rs.                 US$                  Rs.                    US$
                                                                                (unaudited)            (unaudited)
Leasehold improvements                     6,164,699             141,685             15,183,131                348,957
Plant and machinery                      101,558,254           2,334,136            326,890,885              7,513,006
Computer equipment                        72,577,533           1,668,066             99,016,983              2,275,729
Office equipment                           1,727,654              39,707              3,194,215                 73,413
Furniture and fixtures                     7,665,644             176,181             12,038,047                276,673
Vehicles                                     161,443               3,710              9,205,364                211,569
System software                           20,022,142             460,173             26,388,590                606,495
Construction-in-progress                  18,977,088             436,155            145,156,884              3,336,173
                                 -------------------------------------------------------------------------------------

                                         228,854,457           5,259,813            637,074,099             14,642,016
Accumulated depreciation                 (66,020,581)         (1,517,366)          (147,343,905)            (3,386,438)
                                 -------------------------------------------------------------------------------------
                                         162,833,876           3,742,447            489,730,194             11,255,578
                                 =====================================================================================

          Depreciation expense amounted to Rs.46,714,402 (US$1,073,648) and Rs.77,381,515 (US$1,778,477) for fiscal years 1999 and for the nine months ended December 31, 1999, respectively.

6. Technical know-how fees as of March 31, 1999 and December 31,1999, net of accumulated amortization of Rs.2,981,198 (US$68,518), and Rs.4,772,671 (US$109,691) respectively amounted to Rs.8,916,052 (US$204,920) and Rs.7,124,579 (US$163,746) respectively.

7.  Leases
    ------

          The Company is obligated under capital leases that expire in fiscal 1999 through 2002 for certain items of computers and vehicles. The gross amount and related accumulated amortization recorded under capital leases were as follows:

                                           March 31,            March 31,          December 31,          December 31,
                                             1999                 1999                 1999                 1999
                                      -------------------   -----------------   ------------------   -------------------
                                              Rs.                  US$                 Rs.                   US$
                                                                                   (unaudited)           (unaudited)
Computer equipment                            14,156,489             325,362            1,649,789                37,917
Vehicles                                         161,443               3,710            5,860,602               134,696
                                      -------------------   -----------------   ------------------   -------------------
Total                                         14,317,932             329,072            7,510,391               172,613
                                   ====================================================================================

Accumulated depreciation                     (10,628,548)           (244,278)          (1,875,698)              (43,031)

     Depreciation on assets held under capital leases is included in total depreciation expense.

     Future minimum capital lease payments as of December 31, 1999 (unaudited) are:

                                                                     March 31,             December 31, 1999
                                                                --------------------   -------------------------
                                                                   Rs.        US$          Rs.           US$
                                                                                       (unaudited)   (unaudited)
 2000                                                            701,804     16,130     2,441,264        56,108
 2001                                                            166,461      3,826     2,099,352        48,250
 2002                                                                 --         --     1,161,337        26,691
                                                             --------------------------------------------------
Total minimum lease payments                                     868,265     19,956     5,701,953       130,809
Less: Amount representing interest                              (112,281)    (2,581)     (388,104)       (8,904)
                                                             --------------------------------------------------
Present value of net minimum capital lease payments              755,984     17,375     5,313,849       121,905
Less: Current installments of obligations under capital         (596,740)   (13,715)   (1,980,863)      (45,443)
 leases
Obligations under capital leases, excluding current
                                                             --------------------------------------------------
 installments                                                    159,244      3,660     3,332,986        76,462
                                                             ==================================================


          During fiscal 1999 the Company prepaid certain of its capital lease obligations acquiring ownership of the related assets. The principal repaid amounted to Rs.1,121,696 and Rs.11,385,004 (US$261,664)in fiscal 1998 and 1999, respectively.

8.   Other Assets
     ------------

          Other assets consist of the following:

                                         March 31,          March 31,           December 31,            December 31,
                                           1999               1999                 1999                    1999
                                     -----------------   ---------------   ---------------------   ---------------------
                                            Rs.                US$                  Rs.                     US$
                                                                                (unaudited)             (unaudited)
Rent and maintenance deposits                8,239,345           189,366             29,187,979                 670,834
Telephone deposits                          17,308,000           397,794             26,970,539                 619,870
Other deposits                                 392,197             9,014              2,197,257                  50,500

Prepaid telephone rentals                    5,307,313           121,979              5,372,751                 123,483
Staff advances recoverable after
 one year                                      237,000             5,447              1,961,312                  45,077
                                  -------------------------------------------------------------------------------------
                                            31,483,855           723,600             65,689,838               1,509,764
                                  =====================================================================================

9.   Short term borrowings
     ------------------------

          In June 1999, the Company obtained a short term loan facility from the IDBI Bank Limited ("IDBI") in an amount of Rs.100,000,000. This loan is secured by a subordinated charge on the fixed assets (both present and future) of the Company and also by a corporate guarantee provided by Satyam Computer Services. The loan carries an interest rate of 12.75% per annum and is repayable within 90 days. During the nine months ended December 31, 1999, the Company has availed the entire amount under this facility and has repaid the same on respective due dates. The Company has also availed of a cash credit facility from IDBI to meet its working capital requirements. The facility carries an interest rate of 15.81% per annum. This loan is secured by a senior charge on all present and future goods, book debts and other movable current assets of the Company. As of December 31, 1999, the Company has not utilised the cash credit facility.

10.      Long-term Debt
         --------------

          Long-term debt consists of the following:

                                            March 31,
                                        ------------------    March 31, 1999      December 31, 1999    December 31, 1999
                                               1999                 1999                 1999                 1999
                                        ------------------    -----------------   -------------------   ------------------
                                               Rs.                  US$                  Rs.                  US$
                                                                                     (unaudited)          (unaudited)

Unsecured debentures                          122,000,000           2,803,953                    --                   --
Term loan from Export Import Bank of          136,500,000           3,137,210           101,666,667            2,335,120
 India
                                     ------------------------------------------------------------------------------------
Total long-term debt                          258,500,000           5,941,163           101,666,667            2,335,120
Less: Current installments                   (144,750,000)         (3,326,821)          (71,666,666)          (1,647,131)
                                     ------------------------------------------------------------------------------------
Long-term debt, excluding current
 installments                                 113,750,000           2,614,342            29,934,395              687,989
                                     ====================================================================================

          During the quarter ended September 30, 1999, the Company has redeemed 1,220,000 unsecured debentures of Rs.100 each issued to Citibank NA at par.

          In June 1998, the Company obtained a facility from the Export Import Bank of India for a term loan of Rs.215,000,000. This term loan is secured by a first charge on the fixed assets (both present and future) of the Company and is also guaranteed by Satyam Computer Services. The loan carries an interest rate of 15.5% per annum and will be repaid in six equal half-yearly installments commencing on December 20, 1999. As of December 31, 1999, the Company has availed an amount of Rs.136,500,000 (US$3,137,210) under this facility. During the quarter ended December 31, 1999, the Company repaid an amount of Rs. 35,833,333 to Export Import Bank of India.

          Aggregate maturities of long-term debt for each of the years subsequent to December 31, 1999 are as follows: December 31, 2000 - Rs.71,666,666 and December 31, 2001 - Rs.29,934,395.

11   Income Taxes
     ------------

          The Company has incurred book and tax operating losses since inception and has not provided for any deferred income tax because of the uncertainty associated with the realization of such deferred tax assets.

          The composition of the deferred tax asset is as follows:

                                                March 31,              March 31,
                                                  1999                   1999
                                           --------------------   -------------------
                                                   Rs.                    US$

Deferred tax assets
 Operating loss carry forwards                      95,590,394             2,196,975
 Plant and equipment and intangibles                 5,807,119               133,466
                                           -----------------------------------------
Total deferred tax assets                          101,397,513             2,330,441
Less: Valuation allowance                         (101,397,513)           (2,330,441)
                                           -----------------------------------------
Net deferred tax assets                                      -                     -
                                           =========================================

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will not realize the benefit of these deductible differences. Under Indian law, loss carry-forwards from a particular year may be used to offset taxable income over the next eight years.

12.  Common Stock
     ------------

          Dividends: Should the Company declare and pay dividends, such dividends will be paid in Indian rupees.

          Indian law mandates that any dividend can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve.
     Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes.

13.  Stock Purchase Plan
     -------------------

          In fiscal 1999, the Company entered into an agreement with Satyam Computer Services and the South Asia Regional Fund ("SARF"). Under the terms of this agreement, the Company agreed to issue warrants to Satyam Computer Services and SARF. Each warrant entitles the registered holder thereof to subscribe for and be allotted one Equity Share in the Company. The warrants are exercisable at a price calculated at a multiple of eight times the fully diluted earnings per share, subject to a minimum price of the higher of: (a) 66% of the fair market value of a share as determined by three merchant bankers acceptable to shareholders, and (b) par value of the shares subscribed. These warrants are exercisable anytime: (a) between June 30, 2001 through June 30, 2003; or (b) if the Company decides to sell any of its shares prior to June 30, 2001; or (c) on a date not later than the date on which the Company files an application for listing or petitions for voluntary liquidation. During the fiscal year ended March 31, 1999, the Company had issued 150,000 and 600,000 warrants to Satyam Computer Services and SARF respectively. In September 1999, the Company also issued an aggregate of 481,000 equity shares to Sterling Commerce, Inc., for a purchase price of $5.0 million. In October 1999, the Company issued an aggregate of 150,000 and 600,000 equity shares to Satyam Computer Services and SARF respectively upon exercise of the aforementioned warrants.

14.  Employee Post Retirement Benefits
     ---------------------------------

          Contribution to the gratuity plan managed by the Life Insurance Corporation of India in fiscal 1999 was Rs.319,606 (US$7,332). No contribution has been made for the quarter ended December 31, 1999 as the amount had not fallen due on the Balance Sheet date.

          In addition the Company contributed Rs.2,122,963 (US$48,793) and Rs.3,946,741 (US$90,709) to the provident fund managed by Government of India in fiscal 1999, and nine months ended December 31, 1999 respectively.

15.   Other Expense
      ----------------

          Other expense, net, consists of the following:

                                           March 31,          March 31,         December 31,             December 31,
                                           ---------          ---------         ------------             ------------
                                             1999                1999               1999                    1999
                                             ----                ----               ----                    ----
                                              Rs.                US$                   Rs.                   US$
                                                                                   (unaudited)           (unaudited)
Interest expense                            27,754,615              637,890            26,571,487               610,698
Other finance charges                               --                   --             1,017,739                23,391
Interest income                               (609,020)             (13,997)          (32,625,074)             (749,829)
Internet management fees                            --                   --            (2,400,000)              (55,160)
Other income                                  (358,875)              (8,248)              (65,401)               (1,503)
                                     ----------------------------------------------------------------------------------
                                            26,786,720              615,645            (7,501,249)             (172,403)
                                     ==================================================================================

16.  Commitments and Contingencies
     -----------------------------

          The Company had outstanding performance guarantees for various statutory purposes totaling Rs.22,144,000 (US$508,940) and Rs.23,057,400 (US$529,933) as of March 31, 1999 and December 31, 1999, respectively. These guarantees are generally provided to government agencies, primarily the Telegraph Authority, as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to the Company, and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform, respectively. These guarantees may be invoked by the governmental agencies if they suffer any losses or damage by reason of breach of any of the covenants contained in the license.

          As of December 31, 1999, the Company had contractual commitments of Rs.154,703,518 (US$3,555,585) for capital expenditures relating to new network infrastructure.

17.  Related Party Transactions
     --------------------------

          An analysis of transactions with Satyam Computer Services is set out below.

                                        March         March 31,        December              December
                                        ------        ---------        --------            -----------
                                       31, 1999          1999           31, 1999             31, 1999
                                       --------        --------         --------            -----------
                                          Rs.             US$              Rs.                  US$
                                                                        (unaudited)         (unaudited)

Balance at beginning of the year
                                         1,508,887           34,679           3,980,370              91,482
Advances received towards working
 capital                                 1,308,714           30,078           3,295,326              75,737

Advance received against equity
                                        92,700,000        2,130,545          78,120,000           1,795,449
Allocation of facilities costs
                                           636,747           14,634           4,043,429              92,931
Expenses incurred on behalf of the
 Company                                   809,922           18,615              52,076               1,197

Purchases from Satyam Computer
 Services                                  800,000           18,387                  --                  --

Allotment of equity                    (93,783,900)      (2,155,456)        (78,120,000)         (1,795,449)
Interest income received                        --               --                  --                  --
                                   ---------------     ------------       -------------         ------------
Balance at the end of the year           3,980,370           91,482          11,371,201             261,347
                                   ========================================================================

          Advance against equity represents interest free advances received from the company's parent company, Satyam Computer Services to be adjusted against subsequent issues of common stock. There are no other terms against which such advances have been made. The Company received temporary advances from Satyam Computer Services to meet its working capital requirements in fiscal 1997 through 1999. Of these, advances amounting to Rs.7,565,690 and Rs.1,083,900 were settled by the issue of 756,569 and 108,390 equity shares of Rs.10 each in fiscal 1998 and 1999 respectively and is disclosed in the statement of cash flows as a non-cash financing activity. The fair value of each equity share on the dates of issuance of these shares equaled their face value.

          The Company made sales to Satyam Computer Services for cash amounting to Rs.390,000 (US$8,963) and Rs.9,039,000 (US$207,745) during the year March 31,
1999 and nine months ended December 31, 1999 respectively.

          Particulars of significant related transactions with other affiliated companies are set out below.


                                         March         March         December          December 31,
                                        --------      --------       --------          ----------
                                        31, 1999      31, 1999       31, 1999             1999
                                        --------      --------       --------             ----
                                           Rs.            US$              Rs.                US$
                                                                       (unaudited)        (unaudited)

Sales to affiliates                          45,000          1,034             ---              ---


Purchase of
 software/cables from                  800,000        18,387                   --             --
 affiliates

          No interest is charged by Satyam Computer Services on the balances payable to them. The balances payable to Satyam Computer Services as of March 31, 1998, 1999 and December 31, 1999 were as follows:

                                       March 31,        March 31,        March 31,        December 31,         December 31,
                                         1998             1999             1999               1999                 1999
                                    --------------   --------------   --------------   ------------------   -----------------
                                         Rs.              Rs.              US$                Rs.                  US$
                                                                                          (unaudited)          (unaudited)
Due to Satyam Computer Services
                                         1,508,887        3,980,370           91,482          11,371,201             261,347

          No amounts were receivable from Satyam Computer Services as of March 31, 1998, March 31, 1999 and December 31, 1999. Included in other current assets is an amount of Rs.190,104 (US$4,369) and Rs.276,864 (US$6,363)
     receivable from affiliates as of March 31, 1999 and December 31, 1999 respectively. No other amounts were receivable from or payable to affiliates as of March 31, 1998, 1999 and December 31, 1999.

          The Company grants interest free advances to officers and employees. Such loans are repayable over fixed periods ranging from one to sixty months. As of March 31, 1999 and December 31, 1999, the amounts recoverable from officers and employees were Rs.810,143 (US$18,620) and Rs.5,380,984 (US$123,672) respectively, of which Rs.573,143 (US$13,173) and
     Rs.3,419,672 (US$78,595) respectively were recoverable within one year from those dates.

18.  Segment Reporting
     -----------------

     In accordance with the provisions of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has three operating segments:

     . Internet Access Services, providing Internet access services to subscribers;

     . Corporate Services, providing dial up and dedicated Internet access, e-commerce, electronic data interchange, e-mail and other messaging services, virtual private networks, and web based solutions to businesses, web page hosting to individuals; and

     . Online Portal Services, operating an Internet portal and offering related content sites.

     These operating segments were identified from the structure of the Company's internal organization. Currently, the chief operating decision-maker of the Company receives and reviews information relating to segment revenues only. Products and services revenues are presented below.

                                      March         March 31,          December 31,          December 31,
                                      -------       ---------         -------------         -------------
                                     31, 1999         1999                1999                  1999
                                     --------       --------          -------------          ------------
                                        Rs.              US$                 Rs.                   US$
                                                                          (unaudited)           (unaudited)
Internet access services               13,310,800           305,925          208,914,246             4,801,523
Corporate services                     89,973,032         2,067,870          174,591,768             4,012,681

Online portal services                     60,000             1,379            9,403,155               216,115
                                      -----------         ---------          -----------            ----------
Revenues                              103,343,832         2,375,174          392,909,169             9,030,319
                                 -----------------------------------------------------------------------------
                                 =============================================================================

     SFAS 131 also requires that an enterprise report a measure of profit or loss and total assets for each reportable segment. Certain expenses such as bandwidth costs (telecommunication), depreciation on plant and machinery, etc., which form a significant component of total expenses, are not specifically allocable to these business segments as the services are used interchangeably between reportable segments. Management believes that it is not practical to provide segment disclosures relating to segment costs and expenses, and consequently segment profits or losses, since a realistic allocation cannot be made. The fixed assets used in the Company's business are not identifiable to any particular reportable segment and can be used interchangeably among segments. Consequently, management believes that it is not particle to provide segment disclosures relating to total assets since a realistic analysis among the various operating segments is not possible.

19.  Employee Stock Offer Plan
     -------------------------

          In fiscal 1999, the Company established the Employee Stock Offer Plan ("ESOP") which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs.1 each. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants are to be transferred to employees at Rs.1 each and each warrant entitles the holder to purchase one of the Company's equity shares at an exercise price of Rs.70 per share. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. The fair market value of each of the issued warrants was determiend by the board of Directors to be Rs.400. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the Company.

          During fiscal 1999, 5,000 warrants were granted to a single employee resulting in a deferred compensation of Rs.1,650,000 for the difference between the exercise price and the fair market value of the common stock underlying the warrants, as of the date the warrants were unconditionally made available to the employee. Deferred compensation is amortized over the vesting period of the warrants.

          During fiscal 2000, 225,000 warrants were granted to associates resulting in a deferred compensation of Rs.77,983,475.

20.  Year 2000
     ---------

          Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of computer programs being written using two digits rather than four to define the applicable year. The Company's plan for the Year 2000 calls for compliance verification with external vendors supplying the Company software, testing in-house engineering and manufacturing software tools, testing software in the Company's products for the Year 2000, and communication with significant suppliers to determine the readiness of third parties remediation of their own Year 2000 issues.

          To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. All costs associated with the Company's plan for the Year 2000 are being expensed as incurred. The costs associated with the Year 2000 are not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Nevertheless there is uncertainty concerning the potential costs and effects associated with any Year 2000 compliance.

21.  Subsequent Events
     -----------------

          The Company entered into an agreement with Sterling Commerce, Inc. on July 19, 1999 for the sale of 481,000 equity shares of Rs.10 each for an aggregate cash purchase price of $5,000,000. This agreement was concluded and the proceeds were received on September 19, 1999 after obtaining the necessary approvals from the Government of India. The proceeds of $5,000,000 (approximately equivalent to Rs.216.8 million) were principally applied to entirely redeem 1,220,000 unsecured debentures of Rs.100 each aggregating to Rs. 122 million issued to Citibank N.A., partially repay short term loans obtained from IDBI amounting to Rs.50,000,000, and fund working capital requirement.

22.  Initial Public Offering ("IPO") and Acquisition of Business
     -----------------------------------------------------------

          In October 1999, the Company made an Initial Public Offering of 19,205,000 American Depositary Shares ("ADS"), adjusted for the 4-for-1 ADS split effective January 2000. The Company sold these ADSs at US$4.50 per ADS for Rs.3,750,736,500 (US$ 86,204,011) in cash. The related offering costs of Rs.306,022,544 (US$ 7,033,384) were offset against the proceeds of the issue. The proceeds of the issue are intended to be used to fund the Company's network infrastructure expansion and enhancements, develop content for the Company's portal business and advertise and promote the Company's brand and for general corporate purposes including strategic investments, partnerships and acquisitions.

          On November 29, 1999, Satyam entered into an agreement with the shareholders of IndiaWorld Communications to acquire 49,000 shares (equivalent to 24.5% of the voting control) of IndiaWorld for a consideration of Rs. 1,222,500,000 (US$ 28,096,989). IndiaWorld is engaged in the business of providing web-based solutions and advertising services. Satyam also entered into an agreement with the shareholders of IndiaWorld as on the same date for the option to purchase the remaining shares ("the option agreement") in IndiaWorld. The terms of the option agreement provide that Satyam has the option to acquire all of the remaining shares of IndiaWorld on the payment of an initial non-refundable earnest money deposit of Rs. 513,100,000 (US$ 11,792,691) and a second and final payment of Rs. 3,254,300,000 (US$ 74,794,300) which is to be made on or before June 30, 2000. The non-refundable earnest money deposit of Rs. 513,100,000 was paid on November 29, 1999. The option agreement also provides for an extension of the final payment date to a date that is on or before September 30, 2000, by mutual consent of Satyam and IndiaWorld. This extension is subject to the payment by Satyam of an additional amount calculated at the rate of 16% per annum from July 1, 2000 through September 30, 2000 on the agreed consideration for the outstanding shares. Management intends to exercise the option to acquire all of the remaining shares of IndiaWorld on or before June 30, 2000.

          This transaction will be accounted for under the purchase method of accounting. Accordingly, the financial statements of the Company have been consolidated with the accounts of IndiaWorld as of December 1, 1999 by virture of Satyam's ability, at its election, to effectively participate in significant decisions that would be expected to be taken by IndiaWorld. The estimated total cost in excess of net assets acquired of approximately Rs. 5 billion (US$ 114.7 million) will be amortized over five years.

          The following unaudited pro forma consolidated results of operations are presented as if the acquisition was made at the beginning of the periods presented. The pro forma consolidated results of operations reflects the amortization of goodwill attributable to the acquisition. The unaudited pro forma information is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of the combined operations.

                                                                                                   Nine months  ended December
                                                           Year ended March 31, 1999                          31. 1999
                                                            Rs.                 US$                 Rs.                 US$
Revenues                                                  117,301,391          2,695,964          398,044,487          8,936,060
Net loss                                                1,184,357,637         27,220,355          172,857,750         14,344,033
Loss per equity share                                          109.41               2.51                39.63               0.91
Weighted Equity Shares used in computing loss
 per Equity Share                                          10,824,826         10,824,826           17,401,245         17,401,245

     Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

          You are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate," "believe," "estimate," "intend," "will" and "expect" and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC and the "Risks Related to Our Business" discussed elsewhere in this Quarterly Report. You are cautioned not to place undue reliance on these forward-looking statements. You should read the following discussion and analysis in conjunction with our financial statements included herein and the notes thereto.

     Overview

          We were incorporated in December 1995 as an independent business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. Satyam Computer Services, our parent company, is a leading Indian information technology services company traded on the principal Indian stock exchanges.

          From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies Inc. (formerly CompuServe Network Services), Open Market, Inc. and Sterling Commerce, Inc. in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks, and related customer support.

          In October 1998, we agreed to sell 3,000,000 equity shares to South Asia Regional Fund, an investment fund managed by Commonwealth Development Corporation, for Rs.210.0 million ($4.8 million). We used the funds from this private financing primarily to develop our consumer Internet access business, expand our network, and develop our on-line content business.

          In October 1998, we initiated our on-line content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of satyamonline.com, our on-line portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

          On November 6, 1998, the Indian government opened the Internet service provider marketplace to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, Satyam Online, on November 22, 1998 and became the first private national Internet service provider in India. We began offering Satyam Online Internet access and related services to India's consumer market as a complement to the network services offered to our business customers. Our Satyam Online service was the first in India to offer ready-to-use CD-ROMs enabling on-line registration and immediate usage.

          In July 1999, we agreed to sell 481,000 equity shares to Sterling Commerce for $5.0 million. We completed this transaction in September 1999 and used the funds for general corporate purposes, primarily the repayment of debt.

          In October 1999, we completed our initial public offering, or IPO, and issued 19,205,000 American Depositary Shares, or (ADSs, each representing one-fourth of one equity share, at a price of $4.50 per share. We received approximately $79.2 million in cash, net of underwriting discounts, commissions and other offering costs.

          On November 29, 1999, we purchased 24.5% of the outstanding shares of IndiaWorld Communications for a cash purchase price of Rs.1,222 million ($28.0 million). In connection with this purchase, we acquired an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld Communications for a cash purchase price of Rs.3,765 million ($87.0 million). We may exercise this option between April 1, 2000 and September 30, 2000, provided that the exercise price will increase at a rate of 16% per annum from and after July 1, 2000 if the option is not exercised prior to that date. We have made a Rs.513 million ($12.0 million) non-refundable deposit towards the exercise of the option. We currently anticipate that we will exercise the option to acquire the remaining outstanding shares of IndiaWorld Communications in April 2000. For United States GAAP reporting purposes, the financial statements of IndiaWorld Communications have been consolidated with our financial statements from and after November 29, 1999. The results of Indiaworld Communications were not material to our results of operations for the quarter or nine months ended December 31, 1999. Upon exercise of the option, the acquisition will be treated as a purchase. We plan to amortize goodwill on a straight line basis over a period of five years. Most of the purchase price is expected to represent goodwill.

          IndiaWorld Communications recognized Rs.14.0 million ($320,790) and Rs.10.4 million ($238,741) in revenues for the year ended March 31, 1999 and the six months ended September 30, 1999, respectively. IndiaWorld Communications derives its revenues primarily from third-party advertising, web design and hosting fees and, to a lesser extent, commissions from electronic commerce transactions on its websites. IndiaWorld Communications' cost of revenues were Rs.7.4 million ($170,995) and Rs.4.7 million ($108,334), respectively, during these periods. IndiaWorld Communications had net income of Rs.11,256 ($259) and Rs.1.7 million ($39,815), respectively, during these periods.

          We currently operate India's largest private data network utilizing Internet protocol with points of presence in 34 of the largest metropolitan areas in India. As of December 31, 1999, we had more than 350 corporate customers for our private network services and more than 118,000 subscribers for our Satyam Online services. During November 1999, our eight websites generated approximately 13.0 million page views and IndiaWorld Communications' 13 websites generated approximately 13.0 million page views. Upon completion of our acquisition of IndiaWorld Communications, we estimate that the aggregate number of page views generated by our 21 websites will be less than the combined number of page views of our and IndiaWorld Communications' websites immediately prior to the completion of the acquisition.

          We conduct our business in India and most of our revenues and expenses are denominated in Indian rupees. However, our revenues generated from UUNet Technologies and our expenses of purchasing software from Sterling Commerce and Open Market are denominated in U.S. dollars. Our foreign exchange loss was Rs.0, Rs.5,613, Rs.615,189 ($14,139) and Rs.1,203,256
     ($27,655) for fiscal 1997, 1998 and 1999 and the nine months ended December 31, 1999, respectively.

     Revenues

          For reporting purposes, we classify our revenues into three divisions:

          .  consumer Internet access services;

          .  on-line portal and content offerings; and

          .  corporate network and technology services.

          Our consumer Internet access services division derives its revenues primarily from prepaid dial-up subscriptions. We offer our prepaid subscriptions in a number of time period and pricing plans through ready-to-use CD-ROMs sold to our distribution partners. Our distribution partners resell the CD-ROMs to consumers for on-line registration and immediate Internet access. Revenues are recognized ratably as the prepaid subscription is used with any unused portion recognized as revenues at the expiration date of the subscription. We also generate revenues through international roaming and e-mail registration fees. Our consumer Internet access services division accounted for approximately 12.9% and 51.5% of our revenues in fiscal 1999 and the nine months ended December 31, 1999, respectively. This increase in consumer Internet access services division revenues as a percentage of total revenues is due to the introduction of our consumer Internet access services in November 1998.

          Our on-line portal and content offerings division derives revenues from third-party advertising and commissions from electronic commerce transactions on our websites. Advertising fees are recognized over the period in which the advertisements are hosted on our websites. This division does not currently constitute a material portion of our total revenues.

          Our corporate network and technology services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, electronic data interchange, e-mail and other messaging services, virtual private networks and web-based solutions. Our corporate private network customers typically enter into one-year arrangements that provide for an initial installation fee and recurring service fees. Web development is generally charged on a fixed-price basis. We derive revenues from website hosting based upon our customer's bandwidth requirements, and we charge co-location customers for use of our physical facilities. We also generate a small portion of our revenues through the sale of third-party hardware.
     Our corporate network and technology services division accounted for approximately 87.1% and 44.4% of our revenues in fiscal 1999 and the nine months ended December 31, 1999, respectively.

     Expenses

          Cost of revenues for the consumer Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. We anticipate that our telecommunications costs will increase in the near term as we expand our network and enter new markets. As utilization of our network increases in future years, we expect to realize a reduction in per unit data transmission costs due to our network's scalability and fixed cost structure. Another recurring cost is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base. Cost of revenues for consumer Internet access services also includes startup expenses for new subscribers consisting primarily of the cost of CD-ROMs and other product media, manuals and associated packaging and delivery costs.

          The cost of revenues for the on-line portal and content offerings division includes the labor cost of developing and maintaining our websites, the cost of third-party software and the cost of obtaining content from third-party vendors. IndiaWorld Communications' cost of revenues are mainly attributable to payments to VSNL, the government-controlled provider of international telecommunications services in India, for web hosting and bandwidth services.

          Cost of revenues for the corporate network and technology services division is divided into three groups: corporate Internet access, corporate network and electronic commerce products, and web development. Cost of revenues for the corporate Internet access subdivision consists of telecommunications costs necessary to provide service, customer support costs and the cost of providing network operations. Cost of revenues for corporate network and electronic commerce consists primarily of third-party software and hardware purchased from our strategic partners for resale, direct labor costs for initial installation and recurring customer support and network operation and associated telecommunications costs. Cost of revenues for web development, website hosting and co-location includes direct labor and associated telecommunications costs.

          Selling, general and administrative expenses consist primarily of salaries and commissions for sales and marketing personnel; salaries and related costs for executives, financial and administrative personnel; sales, marketing, advertising and other brand building costs; travel costs; and occupancy and overhead costs. As we expand the scope of our operations, we expect selling, general and administrative expenses to continue to increase for the foreseeable future. We intend to continue to add more points of presence to our network and hire new sales and marketing personnel for each of our new markets. We also have and intend to continue to increase marketing expenses to build our brand awareness in order to increase our subscriber base. Our business plan assumes these costs will negatively impact our financial results in the short term but will be offset by anticipated increases in revenues from overall subscriber growth.

          A total of 825,000 equity shares are reserved for issuance under our Associate Stock Option Plan. As of December 31, 1999, we had granted an aggregate of 225,000 options under our ASOP with a weighted average exercise price equal to approximately Rs.795 per equity share. We recorded non-cash compensation charges related to these grants in the aggregate amount of approximately Rs.80.0 million ($1.8 million) to be recognized over a three-year period in accordance with vesting provisions .

          We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years. We depreciate our intangible assets on a straight-line basis over five years. Our planned significant capital expenditures for the expansion and enhancement of our network infrastructure will substantially increase our depreciation expenses in the near future.

          We may face significant competitive pricing pressure from VSNL, the government controlled provider of international telecommunications services in India, and a number of new competitors that are entering India's recently opened Internet service provider market. In the face of expected increasing competition, we do not anticipate being able to maintain our present subscriber retention rates as our subscriber base grows.

          Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies. We presently estimate that our consumer Internet access division requires a minimum of 150,000 subscribers in order to achieve positive EBITDA based on our current network of 34 points of presence. As we expand our network to 40 points of presence, we estimate that this minimum number of subscribers will increase to at least 200,000. These estimates are based on the present business environment in India, including current pricing, marketing and service cost conditions, all of which are subject to change.

          For the fiscal years ended March 31, 1997, 1998 and 1999 and the nine months ended December 31, 1999, we incurred negative cash flow from operations of approximately Rs.30.4 million, Rs.74.0 million, Rs.171.3 million ($3.9 million) and Rs.164.2 million ($3.8 million), respectively. For the fiscal years ended March 31, 1997, 1998 and 1999 and the nine months ended December 31, 1999, we incurred net losses of approximately Rs.26.3 million, Rs.100.6 million, Rs.187.4 million ($4.3 million) and Rs.202.0 million ($4.6 million), respectively. Giving pro forma effect to our acquisition of IndiaWorld Communications as if it had occurred at the beginning of each period, we would have incurred net losses of approximately Rs.0.8 million (less than $0.1 million) and Rs.0.7 million (less than $0.1 million), respectively, for the fiscal year ended March 31, 1999 and the nine months ended December 31, 1999. We intend to substantially increase our operating expenses and capital expenditures to expand and enhance our network infrastructure and on-line content offerings. We expect to experience significant negative cash flow from operations and to incur net losses as a result of these investments. We believe that the investment in our network infrastructure will enable us to achieve further economies of scale as we expand our customer base. Although consumer Internet access and corporate network and technology services account for the majority of our revenues today, we expect our on-line portal and content offerings to generate significant revenue growth through increased third-party advertising and transaction and referral fees. However, we may not be able to realize sufficient future revenues to offset our present investment in network infrastructure and on-line content offerings or achieve positive cash flow or profitability in the future. As of December 31, 1999, we had an accumulated deficit of approximately Rs.516.9 million ($11.9 million).

     Results of Operations

     Quarter ended  December 31, 1999 compared to quarter ended  December 31,
     1998

          Revenues. We recognized Rs.184.7 million ($4.2 million) in revenues for the quarter ended December 31, 1999, as compared to Rs.22.0 million for the quarter ended December 31, 1998, representing an increase of Rs.162.7 million, or 739%. This increase is primarily attributable to the commencement of Internet access services in November 1998, which accounted for Rs.95.0 million of revenues for the quarter ended December 31, 1999, a Rs.52.6 million increase in revenues from corporate network services resulting from an increase in the number of corporate customers contributing to revenues in the amount of Rs.25.7 million, a Rs.16.9 million increase in sale of hardware and software, a Rs.10.0 million increase in revenues from UUNet Technologies Inc. on account of increased utilization of the network by UUNet, Rs.4.1 million revenue from India World Communication and a Rs.14.6 million increase in revenues from new service offerings, including web-based solutions.

          Cost of revenues. Cost of revenues were Rs.77.7 million ($1.8 million) or 42.0% of revenues for the quarter ended December 31, 1999, compared to Rs.18.2 million or 82.5% of revenues for the quarter ended December 31, 1998, representing an increase of Rs.59.5 million, or 328%. This increase was primarily attributable to a Rs.11.8 million increase in the cost of hardware and software purchased for resale for our corporate network and technology services customers that elect to source the technology through us, a Rs.32.9 million increase in leased line costs resulting from increasing the capacity of our network backbone from 64 kbps to 2 Mbps and a Rs.12.7 million increase in direct personnel costs for web development and customer technical support. Other expenses such as web development, domain registration and royalty increased by Rs.0.7 million.

          Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.140.0 million ($3.2 million) for the quarter ended December 31, 1999, compared to Rs.38.8 million for the quarter ended December 31, 1998, representing an increase of Rs.101.3 million, or 261.3%. This increase was primarily attributable to a growth in staff from 296 as of December 31, 1998 to 535 as of December 31, 1999 resulting in a Rs.15.9 million increase in indirect personnel costs, a Rs.55.5 million increase in selling and marketing expenses resulting from additional expenditure in connection with marketing our Satyam Online business, a Rs.11.0 million increase in travelling expenditures and a Rs.3.7 million increase in rent.

          Depreciation and amortization. Depreciation and amortization was Rs.31.1 million ($0.7 million) for the quarter ended December 31, 1999, compared to Rs.13.7 million for the quarter ended December 31, 1998, representing an increase of Rs.17.4 million, or 127%. The increase was primarily attributable to capital expenditures associated with the installation of six ATM switches along our network and expanding the reach of our network from 12 POPs in December 1998 to 34 in December 1999.

          Interest expense. Interest income was Rs.25.9 million ($0.6 million) for the quarter ended December 30, 1999 as compared to an interest expense of Rs.7.8 million for the quarter ended December 31, 1998, representing an increase of Rs.33.6 million, or 433%. This was primarily attributable to an amount of Rs.33.7 million interest earned on deposits placed with banks.

          Other income. Other income was Rs.1.8 million (less than $0.1 million) for the quarter ended December 31, 1999 which was primarily attributable to income earned from service partners. Other income for the quarter ended December 31, 1998 was Rs.0.2 million.

          Net loss. Our net loss was Rs.73.3 million ($1.7 million) for the quarter ended December 31, 1999 compared to a net loss of Rs.56.1 million for the quarter ended December 31, 1998.

     Nine months ended December 31, 1999 compared to nine months ended December 31, 1998

          Revenues.   We recognized Rs.392.9 million ($9.0 million) in revenues
     for the nine months ended December 31, 1999, as compared to Rs.57.4 million for the nine months ended December 31, 1999, representing an increase of Rs.335.5 million, or 585%. This increase is primarily attributable to the commencement of Internet access services in November 1998, which accounted for Rs.206.1 million of revenues for the nine months ended December 31, 1999, a Rs.94.0 million increase in revenues from corporate network services resulting from an increase in the number of corporate customers contributing to revenues in the amount of Rs.47.0 million, a Rs.29.6 million increase in sale of hardware and software, a Rs.17.4 million increase in revenues from UUNet Technologies on account of increased utilization of the network by the customers of UUNet Technologies, Rs.4.1 million revenue from IndiaWorld Communications and a Rs.29.9 million increase in revenues from new service offerings, including web-based solutions.

          Cost of revenues. Cost of revenues were Rs.184.8 million ($4.2 million) or 47% of revenues for the nine months ended December 31, 1999, compared to Rs.31.5 million or 55% of revenues for the nine months ended December 31, 1998, representing an increase of Rs.153.2 million, or 486%. This increase was primarily attributable to a Rs.28.7 million increase in the cost of hardware and software purchased for resale for our corporate network and technology services customers that elect to source the technology through us, a Rs.77.9 million increase in leased line costs resulting from increasing the capacity of our network backbone from 64 Kbps to 2 Mbps and a Rs.35.7 million increase in direct personnel costs for web development and customer technical support. Other expenses such as web development, domain registration and royalty increased by Rs.3.5 million.

          Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.301.2 million ($6.9 million) for the nine months ended December 31, 1999, compared to Rs.105.1 million for the nine months ended December 31, 1998, representing an increase of Rs.196.1 million, or 186.5%. This increase was primarily attributable to a growth in staff from 298 as of December 31, 1998 to 535 as of December 31, 1999 resulting in a Rs.35.2 million increase in indirect personnel costs, a Rs.91.1 million increase in selling and marketing expenses resulting from additional expenditure in connection with marketing our Satyam Online access and Satyam online portal business, a Rs.19.3 million increase in travelling expenditures, a Rs.10.2 million increase in cost of software, a Rs.7.3 million increase in repairs and maintenance of plant and machinery, a Rs.5.0 million increase in recruitment expenses and a Rs.9.6 million increase in rent.

          Depreciation and amortization. Depreciation and amortization was Rs.79.2 million ($1.8 million) for the nine months ended December 31, 1999, compared to Rs.28.5 million for the nine months ended December 31, 1998, representing an increase of Rs.50.7 million, or 177%. The increase was primarily attributable to capital expenditures associated with the installation of six ATM switches along our network and expanding the reach of our network from 12 POPs in December 1998 to 34 in December 1999.

          Interest expense (net). Interest income was Rs.5 million ($0.1 million) for the nine months ended December 31, 1999 as compared to an interest expense of Rs.17.8 million for the nine months ended December 31, 1998, representing a decrease in interest expense of Rs.22.8 million, or 128%. This change was primarily attributable to Rs.33.7 million of interest earned on deposits placed with banks.

          Other income. Other income was Rs.2.5 million (less than $0.1 million) for the nine months ended December 31, 1999 which was primarily attributable to income earned from service partners. Other income for the nine months ended December 31, 1998 was Rs.0.2 million.

          Net loss. Our net loss was Rs.202.0 million ($4.6 million) for the nine months ended December 31, 1999, compared to a net loss of Rs.125.4 million for the nine months ended December 31, 1998.


     Seasonality

          Given the early stage of the development of the Internet in India, the rapidly evolving nature of our business and our limited operating history, we cannot predict to what extent, if at all, our operations will prove to be seasonal.

     Liquidity and Capital Expenditures

          Since inception, we have financed our operations primarily through a combination of equity sales and borrowings from institutions and banks. During the fiscal years ended March 31, 1998 and 1999 and the nine months ended December 31, 1999, we received Rs.38.5 million, Rs.307.5 million ($7.1 million) and Rs.4,052.1 million ($93.1 million), respectively, in net proceeds from the sale of equity shares.

          In July 1999, we agreed to sell 481,000 equity shares to Sterling Commerce for $5.0 million. We completed this transaction in September 1999 and used the funds for general corporate purposes, primarily the repayment of debt.

          In October 1999, we completed our IPO and issued 19,205,000 ADSs (each representing one-fourth of one equity share) at a price of $4.50 per share. We received approximately $80.4 million in cash, net of underwriting discounts, commissions and other offering costs. We used approximately $28.0 million of these proceeds to purchase 24.5% of the outstanding shares of IndiaWorld Communications and an additional $12.0 million as a non-refundable deposit towards the exercise of our option to acquire the remaining 75.5% of the outstanding shares of IndiaWorld Communications. We also used approximately $12.0 million of these proceeds to fund network expansion and enhancements and to advertise and promote our brand. We intend to use the balance of the proceeds from our initial public offering for general corporate purposes. Pending this use we have invested these proceeds in high quality, interest bearing instruments.

          Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce products, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. Prior to 1998, our capital needs were primarily met by funding from our parent company, Satyam Computer Services, and borrowings from institutions and banks. As we placed greater emphasis on expanding our network infrastructure and developing our consumer Internet access and on-line portal and content services, we sought additional capital from other sources, including vendor capital leases and other vendor financing arrangements and through private placements of our securities, as detailed below.

          Cash used in operating activities for the nine months ended December 31, 1999 was Rs.164.2 million ($3.8 million) primarily attributable to a net loss of Rs.202.0 million ($4.6 million), increases in accounts receivable of Rs.103.6 million ($2.4 million), other current assets of Rs.126.5 million ($2.9 million) and other assets Rs.33.2 million (0.8 million), partially offset by depreciation of plant and equipment of Rs.77.4 million ($1.8 million), amortization of goodwill Rs.29.0 million ($0.7 million), an increase in trade accounts payable by Rs.96.8 million ($2.2 million) and an increase in deferred revenue of Rs.48.5 million ($1.1 million). Cash used in investment activities during nine months ended December 31, 1999 was Rs.2,142.0 million ($49.2 million), principally as a result of the purchase consideration paid for acquisition of IndiaWorld Communications amounting to Rs. 1,738.8 million ($40.0 million) and an amount of Rs.403.7 million ($9.3 million) towards the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network and installing the ATM backbone in six cities. Cash provided by financing activities was Rs.3,897.6 million ($89.6 million) for nine months ended December 31, 1999, which consisted primarily of Rs.4,052.1 million ($93.1 million) net proceeds raised through fresh issuance of common stock, partially offset by repayment of Rs.122.0 million ($2.8 million) of debentures to Citibank and repayment of Rs.35.5 million ($0.8 million) of term loan to Exim Bank.

          Our aggregate billings for the quarter ended December 31, 1999 were approximately Rs.190.8 million. This amount represents amounts receivable by us from our customers for services to be provided over various periods of time. In accordance with our revenue recognition policy, we recognized Rs. 184.7 million and deferred Rs.4.2 million of billings in the quarter ended December 31, 1999. Our deferred revenues balance was Rs.121.4 million as of December 31, 1999.

          As part of our business strategy, we intend to invest significant amounts of capital over the next 12 to 24 months to fund network infrastructure expansion and enhancements, to develop content for our Internet portal business, to advertise and to promote our brand and to repay debt.

          We may use a portion of the proceeds from our IPO and pending a follow-on offering for additional possible strategic investments, partnerships and acquisitions. If appropriate opportunities can be developed, we believe that our growth could be accelerated by selective investments or acquisitions in India, particularly in Internet service providers that have developed local or regional points of presence in markets where we have not yet established a presence. We will also consider opportunities to acquire sources of content for our Internet portal. In the ordinary course of our business we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships and acquisitions. As of the date of this Quarterly Report, we have no agreements regarding any material transaction of this sort other than the pending transaction with IndiaWorld Communications and the other pending transactions described in this prospectus. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

          We currently anticipate that our available cash resources combined with the net proceeds from the initial public offering will be sufficient to meet our anticipated working capital and capital expenditure requirements as discussed above for at least 12 months after the date of this Quarterly Report. Our ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on us by Indian law and the terms of our Internet service provider license. These restrictions provide that the maximum total foreign equity investment in our company is 49%. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our shareholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation.

     Income Tax Matters

          As of December 31, 1999, we had a net operating loss carryforward of approximately Rs.202.0 million ($4.6 million) for financial reporting purposes. Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

          The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 10.0% surcharge resulting in an effective tax rate of 38.5%. The Finance Minister of India has indicated that the 10.0% surcharge would be effective for a period of only one year, commencing April 1, 1999. However, we cannot assure you that the 10.0% surcharge will be in effect for only one year or that additional surcharges will not be implemented by the government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 11.0%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

     Effects of Inflation

          Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1996, 1997 and 1998 were 9.0%, 7.2% and 14.0%, respectively, and the projected rate of inflation in India for 1999 is 9.3%. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the Telecom Regulatory Authority of India may review and fix the prices we charge our subscribers at any time. If the Telecom Regulatory Authority were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

     Debt Financing

          In June 1998, we obtained from the Export Import Bank of India a term loan of Rs.215.0 million. This term loan is secured by a first charge on our fixed assets and is guaranteed by Satyam Computer Services. The loan bears interest at a rate of 15.5% per annum and is repayable in six equal half-yearly installments commencing on December 20, 1999. On December 20, 1999, we repaid Rs.35.8 million of the outstanding balance under this term loan. We are currently in the process of negotiating with Export Import Bank of India regarding the prepayment of the remaining outstanding balance under this term loan.

          In June 1999, we obtained from IDBI Bank Ltd. short term loan commitments aggregating Rs.100.0 million and a short-term credit facility of Rs.10.0 million. We used the proceeds from the short-term loans and the short-term credit facility to purchase telecommunication equipment, including Internet switches, for our network, and in turn repaid this indebtedness with the proceeds from the issuance of equity shares to Sterling Commerce.

     Impact of the Year 2000

          As of the date of this Report on Form 6-K, we had not experienced any Year 2000-related disruption in the operation of our systems. Although most Year 2000 problems should have become evident on January 1, 2000, additional Year 2000-related problems may become evident only after that date. For example, some software programs may have difficulty resolving the so-called "century leap year" algorithm which will also occur in the Year 2000.

     Risks Related to Our Business

     Risks Related to Investments in Indian Companies

          We are incorporated in India, and virtually all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

     Political instability related to the formation of a new government in India could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

          During the past decade and in particular since 1991, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The government of India recently changed for the fifth time since 1996. The prior government of India, formed in March 1998, announced policies and took initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     Economic sanctions imposed on India by the United States could restrict our access to technology and limit our ability to construct our network and operate our business.

          In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions subsequent to its discussions with the government of India. The economic sanctions imposed on India to date have not had a material impact on our company. However, these sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to construct our network and operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not have a material adverse effect on our business or on the market for our ADSs in the United States.

     Regional conflicts in South Asia could adversely affect the Indian economy and cause our business to suffer.

          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kargill. Further, in October 1999 the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

     Indian law and the terms of our Internet service provider license contain restrictive provisions that limit our ability to raise capital, to issue equity securities in consideration for acquisitions we may make or to be acquired which could prevent us from constructing our network and operating our business or entering into a transaction that is in the best interests of our shareholders.

          Indian law and the terms of our Internet service provider license constrain our ability to raise capital through the issuance of equity or convertible debt securities or to issue equity securities in consideration for acquisitions we may make. Guidelines issued by the Department of Policy and Promotion, Ministry of Industry in January 1997 state that the maximum foreign equity investment in an Indian company engaged in business in the telecommunications sector is 49%. Additional guidelines issued in November 1998 provide that the maximum foreign equity investment in an Indian company acting as an Internet service provider is also 49%. This 49% limit applies to foreign equity investment in our company. Likewise, our Internet service provider license provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity.

          Approximately 41% of our equity interests are presently held by foreign investors. As a result of the 49% limit on foreign equity ownership, we are not permitted to sell more than an additional 6% of our equity shares to foreign investors in the future. We cannot assure you that other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or services, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. The 49% limit on foreign equity ownership also restricts our ability to be acquired by a non-Indian company because a foreign company is prohibited from acquiring a majority of our equity shares. Likewise, the terms of our Internet service provider license prevents us from transferring the license to a third person. This may prevent us from entering into a transaction which would otherwise be beneficial for our company and the holders of our equity shares.

     We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

          Currently there is no public trading market for our equity shares in India nor can we assure you that we will take steps to develop one. Our equity securities do not trade publicly in India, but are only traded on Nasdaq through the ADSs. Under current Indian laws and regulations, our depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the government of India. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market. Under current Indian laws and regulations, you will be prohibited from re-depositing those outstanding equity shares with our depositary without prior approval of the government of India. If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares.

          Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

     Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

          The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from January 1, 1997 through December 31, 1999, the value of the rupee against the U.S. dollar declined by approximately 21%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

     The government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs which would adversely affect our operating results.

          Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the government of India. These regulations and restrictions include the following:

     . Our Internet service provider license has a term of 15 years and we have no assurance that the license will be renewed. If we are unable to renew our Internet service provider license in 2013 for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

     . The government of India and the Telecom Regulatory Authority of India or TRAI maintain the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the government or the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the government or the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations.

     . The government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

          We had outstanding performance guarantees for various statutory purposes totaling Rs.23.1 million ($0.5 million) as of December 31, 1999. These guarantees are generally provided to government agencies, primarily the Telegraph Authority, as security for compliance with and performance of terms and conditions contained in an Internet service provider license and VSNL towards the supply and installation of an electronic commerce platform. These guarantees may be seized by the governmental agencies if they suffer any losses or damage by reason of our failure to perform our obligations. Any failure on our part to comply with governmental regulations and the terms of our Internet service provider license could result in the loss of our license and any amount outstanding as performance guarantees, which would also prevent us from carrying on a very significant part of our business. Further, additional laws regulating telecommunications, electronic records, the enforceability of electronic documents and the liability of network service providers are under consideration and if enacted could impose additional restrictions on our business.

     The global financial crisis could cause our business or the price of our ADSs to suffer.

          Financial turmoil in several Asian countries, Russia and elsewhere in the world in 1998 and 1999 has adversely affected market prices in the world's securities markets, including the United States and Indian markets, for securities of companies which operate in those developing economies. Continued or increased financial downturns in these countries could cause further decreases in prices for securities of companies located in developing economies, such as our company.

     Surcharges on Indian income taxes will increase our tax liability by an additional 10% and decrease any profits we might have in the future.

          The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 10.0% surcharge resulting in an effective tax rate of 38.5%. The Finance Minister of India has indicated that the 10.0% surcharge will be effective for a period of only one year, commencing April 1, 1999. However, we cannot assure you that the 10.0% surcharge will be repealed on April 1, 2000 or that additional surcharges will not be implemented by the government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a tax of 11.0%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid at the corporate level. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

     Risks Related to the Internet Market in India

          Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India's limited Internet usage does not grow substantially, our business may not succeed.

     The success of our business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

          Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the Indian government and the Telecom Regulatory Authority of India and have remained high due to, among other things, capacity constraints. Further, limitations in network architecture in India limit Internet connection speeds to 28 Kbps and below, less than the 33 to 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on cable modems, in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India.

     The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

          The market penetration rates of personal computers and on-line access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 1998 the Indian market contained approximately 0.5 million Internet users compared to a total population in India of 984.0 million, while the U.S. market contained approximately 62.8 million Internet users compared to a total population in the U.S. of 270.3 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are currently unavailable in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India.

     The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

          Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

     The success of our business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond our control.

          Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is virtually no electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into on-line and the validity of digital signatures, remain unresolved. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

          .  inconsistent quality of service;

          .  need to deal with multiple and frequently incompatible vendors;

          . lack of legal infrastructure relating to electronic commerce in India;

          .  lack of security of commercial data such as credit card numbers;
             and

          . low number of Indian companies accepting credit card numbers over the Internet.

          If usage of the Internet in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to realize any benefits from our investment in the development of electronic commerce products and services.

     Risks Related to Satyam Infoway

     Our very limited operating history makes it difficult to evaluate our business.

          We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a very limited operating history to evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

          . continue to develop and upgrade our technology, including our network infrastructure;

          . maintain and develop strategic relationships with business partners;

          .  offer compelling on-line services and content; and

          . promptly address the challenges faced by early stage, rapidly growing companies which do not have an experience or performance base to draw on.

          Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are business network and connectivity services, Internet service provider and consumer portal. Our three businesses were started at different times and have only been functioning together since late in 1998. We do not yet know whether these businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain subscribers for our Internet services and corporate customers for our network services as well as the loss of advertising revenues.

     We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional subscribers and other customers to attain profitability.

          Since our founding, we have incurred significant losses and negative cash flows. As of December 31, 1999, we had an accumulated deficit of approximately $11.9 million. We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network infrastructure and sales and marketing staff, and advertise and promote our brand. Our business plan assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. Our business plan also assumes that businesses in India will demand private network and related electronic commerce services. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     Our ability to compete in the Internet service provider market is hindered by the fact that our principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over our company.

          Videsh Sanchar Nigam Limited, or VSNL, is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India which we estimate had around 350,000 subscribers as of December 31, 1999. This amount is only an estimate because VSNL does not publicly disclose this information. VSNL enjoys significant competitive advantages over our company, including the following:

          . Lower rates. VSNL currently offers national Internet service provider services at rates approximately 10% less than the fees we charge our subscribers and has proposed additional reductions in its rates.

          . Longer service history. VSNL has offered Internet service provider services since August 1995 whereas we have offered Internet service provider services only since November 1998.

          . Access to network infrastructure. Because VSNL is controlled by the government of India, it has direct access to network infrastructure which is owned by the Indian government.

          . Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

          If we are unable to distinguish our Internet service provider services from those of VSNL, these competitive advantages may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions or reduced margins for our company's operations.

     We may be required to lower the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease our revenues.

          We expect a significant number of new competitors to enter India's recently liberalized Internet service provider market in the near future. As of November 30, 1999, approximately 175 companies had obtained Internet service provider licenses in India, including 25 companies which have obtained licenses to offer Internet service provider services throughout India. Some of these companies, including WMI, Dishnet, Shrishti and KMR Online, currently offer regional Internet service provider services. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. In addition, although no Internet service provider in India currently offers unlimited Internet access for a fixed monthly fee or free Internet access, the unlimited access pricing and free Internet access models have been implemented in other markets. If these new entrants offer less costly or free Internet access, or if one or more of them introduce an unlimited Internet access pricing model to the Indian market, we may be forced to lower our prices in order to attract and retain subscribers.

          Our on-line portal, satyamonline.com, faces significant competition from well-established Indian content providers, including RediffontheNet. We also compete with foreign content providers as well as with traditional print and television media companies. We expect competition from foreign content providers to increase as the Indian market develops.

          Our corporate and technology services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD.

          Increased competition may result in reduced operating margins, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

     Our marketing campaign to establish brand recognition and loyalty for the Satyam Online brand could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the "Satyam" trademark that we license from Satyam Computer Services.

          In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Satyam Online brand. We plan to increase substantially our marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

          "Satyam" is a trademark owned by Satyam Computer Services Limited, or Satyam Computer Services, our parent company. We have a license to use the "Satyam" trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If there is a change of control in our company, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years' prior written notice. Termination of our license to use the "Satyam" trademark would require us to invest significant funds in building a new brand name and could have a material adverse effect on our business, results of operations and financial condition.

     If our efforts to retain our subscribers through investment in network infrastructure and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

          Our sales, marketing and other costs of acquiring new subscribers are substantial relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We invest significant resources in our network infrastructure and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom may offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate could decrease the revenues generated by our consumer Internet access services division.

     Our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

          Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

          . the number of subscribers to our Internet service provider service and the level of Internet and other on-line service usage by those subscribers determines the amount of revenues generated by our consumer Internet access services division;

          . advertising and electronic commerce activity on satyamonline.com determines the amount of revenues generated by our on-line portal and content offerings division; and

          . the products developed by our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network and technology services division.

          Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

          . new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

          . our capital expenditures and other costs relating to the expansion of our operations could affect the completion of our network or could require us to generate additional revenue in order to be profitable;

          . the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network and technology services division;

          . the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

          . our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom and our planned acquisition of IndiaWorld Communications;

          . the introduction of alternative technologies may require us to reevaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

          . technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

          We plan to increase our expenditures for our sales and marketing operations, expand and develop content and enhance our technology and infrastructure development. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

          You should not rely on quarter-to-quarter comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may underperform or fall.

     Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

          We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from service providers operated by the government of India. We have a back-up data facility but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. Recently, several large Internet companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

          We have suffered service outages from time to time. We guarantee to our corporate customers that our network will be operational 99% of the time, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

     Security breaches could damage our reputation or result in liability to us.

          Our facilities and infrastructure must remain secure and be perceived by consumers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

          The security services that we offer in connection with our business customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder ability to attract and retain customers for our service offerings.

     If we are unable to manage the rapid growth required by our business strategy, our results of operations will be adversely affected.

          We have experienced and are currently experiencing a period of significant growth. As of December 31, 1999, we had 535 employees, an increase of 80% from the 298 employees we had as of November 30, 1998. We currently anticipate hiring an additional 120 employees during the current fiscal year, most of whom will be hired into our sales, marketing and customer support teams. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial and information systems resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our growth strategy, upon which the success of our business depends.

     We face a competitive labor market in India for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

          Our success depends upon the continued service of our key personnel, particularly Mr. R. Ramaraj, our Chief Executive Officer, and each of our vice presidents. Substantially all of our employees are located in India, and each of them may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

     We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

          We rely on our arrangements with strategic partners to provide key network and electronic commerce products and services to our business clients. Our relationships with UUNet Technologies, Open Market and

     Sterling Commerce are exclusive to us within the Indian market with regard to specific products, so long as we maintain stated minimum sales levels. If we were to lose exclusivity, we would likely be subject to intense competition for these products and services. These arrangements can be terminated by our partners in some circumstances. We also rely on our strategic partners to provide us with access to their customer base. If our relationships with our strategic partners do not continue, the ability of our corporate network and technology services division to generate revenues will be decreased significantly.

     We may not complete our planned acquisition of IndiaWorld Communications.

          We may not complete our planned acquisition of IndiaWorld Communications. We will only be able to proceed with the acquisition if the conditions set forth in the option agreement are satisfied or waived. There is no assurance that these conditions will be satisfied or waived. We may also choose not to proceed with the acquisition if there is any material adverse change in the business of IndiaWorld Communications.

     IndiaWorld Communications is engaged in a trademark dispute with a company based in the United States and that dispute, if resolved unfavorably, could diminish the value of the business we are acquiring, impose costs on us or have other undesirable effects.

          We and IndiaWorld Communications have been contacted by a party located in the United States which has alleged that the activities of IndiaWorld communications infringe with a United States trademark for the term "IndiaWorld," and associated logos and trade dress purportedly owned by this third party. We have been advised by the current majority owners of IndiaWorld Communications that no such infringement has taken place and that they have commenced legal action in federal court in New York to cancel the United States trademark which they believe was improperly granted and to assert other claims. Our contract with the majority owners of IndiaWorld Communications includes an indemnity for past infringement. Further, we presently do not believe that the disputed marks are material to the business strategy that we intend to implement after the acquisition is completed as this dispute does not at this time pertain to the key assets of IndiaWorld Communications, including the websites samachar.com, khel.com, khoj.com, dhan.com and bawarchi.com. Nonetheless, any dispute of this type creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from the business.

     We face risks associated with our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom and our planned acquisition of IndiaWorld Communications and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be located, completed and the other party integrated with our business on favorable terms.

          In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications' remaining outstanding shares between April 1, 2000 and September 1, 2000. In November and December 1999, we also formed alliances with ICICI Bank, Citibank, Bank of Madura and RPG Netcom. These transactions were only recently entered into and none of these ventures is yet operational. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. We may experience difficulty in integrating the services of ICICI Bank, Citibank, Bank of Madura and RPG Netcom with our services, and these alliances may not provide all or a portion of the anticipated benefits. We could have difficulty in assimilating IndiaWorld Communications' personnel, operations, technology and software, or that of another company we acquire with our company. In addition, the key personnel of IndiaWorld Communications or such other company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would dilute the ownership interests of the holders of our ADSs.

     Satyam Computer Services controls our company and may have interests which conflict with those of our other shareholders or holders of our ADSs.

          Satyam Computer Services beneficially presently owns approximately 57.5% of our equity shares. As a result, it is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

          .  altering our Articles of Association;

          . issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

          .  commencing any new line of business; or

          .  commencing a liquidation.

          Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interests of our other shareholders or holders of our ADSs. Satyam Computer Services could delay or prevent a change in control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them.

     We must make substantial capital expenditures in new network infrastructure which, if not offset by additional revenue, will adversely affect our operating results.

          We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks in India is a new business for private markets entrants such as our company and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers' changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.

     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

          Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

          We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

     Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

          Currently, only a relatively limited number of consumers use our Internet service provider services and Internet portal. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the on-line services of our competitors.

     We do not plan to pay dividends in the foreseeable future.

          We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our ADSs.

     Risks Related to the Internet

     We may be liable to third parties for information retrieved from the Internet.

          Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against on-line services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing the satyamonline.com network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

     The success of our strategy depends on our ability to keep pace with technological changes.

          Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The market for our service is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

     Our business may not be compatible with delivery methods of Internet access services developed in the future.

          We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means such as coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

     Our product and service offerings may not be compatible with industry standards developed in the future.

          Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing products or services.

     Risk Related to the ADSs and Our Trading Market

     Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

          Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

     Holders of ADSs may be restricted in their ability to exercise voting rights.

          As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs.

          At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

     The market price of our ADSs may be highly volatile.

          The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through February 11, 2000, the trading price of our ADSs has ranged from a high of $103.38 per ADS to a low of $7.50 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

          . our failure to exercise our option to purchase the remaining shares of IndiaWorld Communications or our failure to integrate successfully the operations of the two companies;

          . actual or anticipated variations in our quarterly operating results;

          .  announcement of technological innovations;

          . conditions or trends in the Internet and electronic commerce industries;

          .  the perceived attractiveness of investment in Indian companies;

          .  acquisitions and alliances by us or others in industry;

          . changes in estimates of our performance or recommendations by financial analysts;

          .  market conditions in the industry and the economy as a whole;

          .  introduction of new services by us or our competitors;

          . changes in the market valuations of other Internet service companies;

          . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

          .  additions or departures of key personnel; and

          .  other events or factors, may of which are beyond our control.

          The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

     An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

          We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.
     Under current Indian law, equity shares may not be re-deposited into our depositary without prior approval of the government of India. Therefore, the number of outstanding ADSs will decrease to the extent that equity shares are withdrawn from our depositary, which may adversely affect the market price and the liquidity of the market for the ADSs. Furthermore, foreign ownership in our company, which will include all ADSs, is limited to 49% under present Indian law. This limitation means that, unless Indian law changes, 51% of our equity shares will never be available to trade in the United States market.

     The future sales of securities by our company or existing shareholders may hurt the price of our ADSs.

          The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     Forward-looking statements contained in this Quarterly Report may not be realized.

          This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this Quarterly Report. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.

     Item 3.  Quantitative and Qualitative Disclosure About Market Risk

          We conduct our business in India and most of our revenues and expenses are denominated in Indian rupees. However, our revenues generated from UUNet Technologies Inc. and our expenses of purchasing software from Sterling Commerce, Inc. and Open Market, Inc. are denominated in U.S. dollars. Our foreign exchange loss was Rs.0, Rs.5,613, Rs.615,189 ($14,158) and Rs.1,091,867 ($25,095) for fiscal 1997, 1998 and 1999 and the quarter ended December 31, 1999, respectively.

     Part II - Other Information

     Item 1.  Legal Proceedings

          As of the date of this Quarterly Report, Satyam Infoway is not a party to any material legal proceedings. Please see "Risks Related to Our Business - We may not complete our planned acquisition of IndiaWorld Communications for a description of a dispute to which IndiaWorld Communications is a party.

     Item 2.  Changes in Securities and Use of Proceeds

          The effective date of our registration statement, filed on Form F-1 under the Securities Act of 1933 (File No. 333-10852) relating to our IPO was October 18, 1999. We sold a total of 19,205,000 equity shares to an underwriting syndicate, including the exercise of the 15% over-allotment. The managing underwriters with respect to the U.S. offering were Merrill Lunch & Co. and Salomon Smith Barney, and the managing underwriters with respect to the international offering were Merrill Lynch International and Salomon Smith Barney International. The IPO commenced and was completed on October 22, 1999, at an initial public offering price of $4.50 per share. We received approximately $80.4 million of net proceeds from the offering. From the date of receipt, we invested the net proceeds in dollar or rupee denominated high quality, interest-bearing instruments pending their use for specific purposes. None of the net proceeds from the IPO were paid, directly or indirectly to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

          In addition to the IPO, we sold and issued the following securities since September 30, 1999:

          (1) In October 1999, we issued an aggregate of 750,000 equity shares to South Asia Regional Fund and Satyam Computer Services upon the exercise of warrants. These issuances were more fully described in the registration statement related to our initial public offering.

          The issuances upon exercise of warrants were exempt under Regulation
     S.

     Item 6.  Exhibits and Reports

          (a) The exhibit index attached hereto is incorporated by reference to this item.

          (b) Our Report on Form 6-K, filed with the SEC on December 6, 1999, relating to the IndiaWorld Communications transaction.

          (c) Our Report on Form 6-K, filed with the SEC on November 12, 1999 relating to our quarterly results.

  Item 16.    Exhibits and Financial Statement Schedules

  Exhibit Number            Description of Document
  --------------            -----------------------


27.1  Financial Data Schedule.

_______________

          (b) Financial Statement Schedules

          None.

     Signatures


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: February 14, 2000                SATYAM INFOWAY LIMITED



                                       By:  /s/ R. Ramaraj
                                            --------------------------
                                       Name:  R.  Ramaraj
                                       Title:  Chief Executive Officer



                                       /s/ T. R. Santhanakrishnan
                                       -------------------------------
                                       Name:  T.R.  Santhanakrishnan
                                       Title:  Chief Financial Officer